Exhibit 8.1

List of Subsidiaries of Despegar.com, Corp.

Name of Subsidiary	Jurisdiction of Incorporation or Organization
Decolar.com Inc.	Delaware, United States of America
Despegar.com USA, Inc.	United States of America
Despegar.com.ar S.A.	Argentina
Decolar.com Ltda.	Brazil
Despegar.com Chile SpA.	Chile
Despegar Colombia S.A.S.	Colombia
Viajes Despegar.com O.N.L.I.N.E. S.A.	Costa Rica
DespegarEcuador S.A.	Ecuador
Despegar.com México, S.A. de C.V.	México
Despegar Servicios, S.A. de C.V.	México
Despegar.com Perú S.A.C.	Peru
Travel Reservations S.R.L.	Uruguay
Holidays S.A.	Uruguay
Servicios Online 3351 de Venezuela C.A.	Venezuela
Despegar.com Panamá S.A.	Panama